Exhibit 99.1

         AMEN Properties Announces First Quarter 2005 Financial Results

    MIDLAND, Texas--(BUSINESS WIRE)--May 16, 2005--For the quarter ended March 31, 2005 the Company (Nasdaq:AMEN) showed a net loss of $163,650 or a net loss $.07 per share. This first quarter loss is mainly due to the Company's newly created, wholly owned subsidiary W Power. This loss is due to management restraining the customer growth of W Power to ensure that adequate credit was available to meet W Power's growth. Additionally, the Company has experienced a decrease in net income from it's investment in TCTB due to the distribution and sale of the Company's undivided interest in a commercial real estate property in Lubbock, Texas on December 31, 2004. This sale reduced the Company's income from its limited partnership interest in TCTB for the quarter ending March 31, 2005 by approximately $146,500. Additionally, during the quarter ending March 31, 2005 the Company incurred additional legal fees and other general and administrative costs of approximately $34,500 associated with the issuance the Company's Series C Preferred Stock.

    CONTACT: AMEN Properties
             John James, 432-604-3021